OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response...2.50
SEC FILE NUMBER
CUSIP NUMBER
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	□ Form 10-K	□ Form 20-F	□ Form 11-K	☒ Form 10-Q	□ Form 10-D	□ Form N-SAR	□ Form N-SAR

For Period Ended: March 31, 2008

□	Transition Report on Form 10-K
□	Transition Report on Form 20-F
□	Transition Report on Form 11-K
□	Transition Report on Form 10-Q
□	Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Asian Financial, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

4/R, No: 3 Jinyuan Road, Daxing District Industrial Development Zone

Address of Principal Executive Office (Street and Number)

Beijing, China 102600

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐                      (c) The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if pplicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to provide the information required for the Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its operating and financial information into statements for the third quarter of fiscal 2008. The Registrant anticipates that it will file its form 10-Q for the quarter ending March 31, 2008 no later than the end of the five calendar day extension period as permitted by Rule 12-b-25(b)(2)(ii).

(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William Milewski		+86 10 60212222
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports.

☒  Yes □ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

□Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Asian Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2008	By:	/s/ Wenhua Guo
Wenhua Guo Chief Executive Officer